
August 20, 2013

<u>Via E-mail</u>
Richard Sharff, Esq.
Executive Vice President, General Counsel and Corporate Secretary
ASC Acquisition LLC
3000 Riverchase Galleria, Suite 500
Birmingham, AL 35244

>　　**Re:　ASC Acquisition LLC**
>　　　　　**Draft Registration Statement on Form S-1**
>　　　　　**Submitted July 23, 2013**
>　　　　　**CIK No. 0001411574**

Dear Mr. Sharff:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that a number of exhibits have not yet been submitted. Please provide these exhibits as promptly as possible. Please note that we may have additional comments after you submit them.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Market and Industry Data and Forecasts, page ii

3. We note your statement, "We have not verified such third party information." It is not appropriate to infer that you are not liable for statements included in your registration statement. Please delete this sentence or specifically state that you are responsible for the referenced information.

Prospectus Summary
Our Company, page 1

4. Please identify the "certain other co-investors" who purchased your company along with TPG in 2007.

Our Affiliated Facilities, page 3

5. Please expand your disclosure in this section to provide the percentage of revenues generated by your ASCs, surgical hospitals and management of hospital surgery departments, respectively.

Our Industry
Dynamics Impacting Health Systems, page 4

6. We note your reference to new payment models, including Accountable Care Organizations ("ACOs") in this section. Please expand your disclosure to describe how an ACO model works.

Our Competitive Strength
Proprietary and Expanding Suite of Technology-Enabled Solutions, page 6

7. Please briefly describe your proprietary technology tools and how they enable health systems, physicians and payors to optimize patient experience, clinical outcomes, physician productivity and operating performance.

Proven Management Team, page 6

8. Please identify the five individuals on your senior leadership team whom you are referencing in this section.

Our Business Strategy
Leveraging Our Core Competencies to Expand into New Service Lines, page 7

9. We note the disclosure in this section which states that you currently provide perioperative consulting services to fourteen facilities and your disclosure in the fourth bullet point on page 12 which states that information in this prospectus does not include the fourteen facilities at which you provide perioperative consulting services as part of

your facility count. However, on page 66, in the section entitled "Overview" you state that at March 31, 2013, you provided perioperative consulting and management services to nine hospital surgery departments, which are not included in the facility count. Please revise your disclosure throughout your prospectus to reconcile this apparent discrepancy.

Summary Historical Consolidated Financial and Other Data, page 13

10. Wherever you disclose a non-GAAP measure (such as on page 1) you should include disclosure of the most directly comparable financial measure calculated and presented in accordance with GAAP. Please ensure your disclosure complies with Item 10(e) of Regulation S-K throughout the registration statement.

11. Measures that are calculated differently than EBITDA as described within Exchange Act Release No. 34-47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA". Please revise as necessary.

12. As system-wide net operating revenues are not revenues of the registrant we believe presentations of system-wide revenues are prohibited by Item 10 of Regulation S-K. Please remove disclosure of system-wide revenues throughout the registration statement.

Risk Factors
Risks Related to Our Business
We depend on physician utilization of our facilities, which could decrease…, page 21

13. We note your disclosure in the last paragraph of this risk factor stating that you have had disputes with physicians who use your facilities. If you had a dispute with key groups of physicians causing a reduction in your revenues and a material adverse effect on your business, please discuss the dispute and the consequences of that dispute.

We often are subject to malpractice and related legal claims, and we…, page 24

14. Please quantify the level of liability insurance that you maintain. Similarly, for any disclosure related to insurance coverage please quantify the level of coverage that you maintain.

We rely on our private equity sponsor, page 28

15. Please disclose which individuals associated with TPG will be on your board of directors after the offering. Also, please clarify that the management services agreement with TPG will be terminated in connection with the completion of this offering. Please provide the same information in the risk factor entitled, "TPG will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future" on page 43.

<u>We are exposed to market risks related to interest rate changes, page 31</u>

16. Please expand your disclosure in this risk factor to identify each series of debt subject to floating interest rates and the corresponding amounts outstanding, the current weighted average interest rate for all floating interest rate debt and the maximum amount to which the interest rate could float as to each issue.

<u>We make significant loans to, and are liable for certain debts and other…, page 31</u>

17. Please quantify to how many facilities you make intercompany loans.

18. Please separate the second paragraph of this risk factor into its own appropriately titled risk factor addressing guaranteed debt. This risk factor should disclose the amount of guaranteed debt, the amount of that debt that is consolidated and the amount that is off-balance sheet.

<u>Risks Related to Healthcare Regulations</u>
<u>We are currently unable to predict the impact of the Health Reform Law…, page 33</u>

19. We note your disclosure stating that Health Reform Law provides for a value-based purchasing program, the establishment of ACOs and bundled payment pilot programs. Please expand your disclosure to describe how bundled payment pilot programs operate.

<u>Efforts to regulate the construction, relocation, acquisition, change of…, page 41</u>

20. Please specify what you mean by the acronym "CON" in the first sentence of this risk factor.

<u>Use of Proceeds, page 54</u>

21. We note that you plan to use some of the net proceeds to redeem all $150 million Senior Subordinated Notes. Please expand your disclosure to provide the maturity date and the current interest rate on the notes. Also, please disclose how you used the proceeds from your issuance of the Senior Subordinated Notes.

<u>Capitalization, page 56</u>

22. Several items included in your "as adjusted basis to give effect to" disclosure will be or are currently actual events that have passed and therefore should not be included with events that will occur with the closing of this offering. Please separate these items as "actual" if they have occurred prior to interim balance sheet date, or "pro forma" if they will occur prior to the closing of this offering. The remaining events that will occur with the closing of this offering should be separated as "as adjusted pro forma". Please revise your capitalization table as appropriate.

Selected Financial Data, page 60

23. To balance the disclosure of net income, please disclose net loss from continuing
operations attributable to ASC Acquisition. Disclose net loss from continuing operations
attributable to ASC Acquisition also in Summary Financial Data on page 13.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Consolidated Subsidiaries and Nonconsolidated Affiliates, page 66

24. Disclosures state that you consolidate three facilities for which you hold promissory notes
convertible into equity. Please disclose all significant terms for the promissory notes and
the criteria to convert the notes into equity. Disclose if the conversion option is in the
power of the note holders or the issuers.

Facilities, page 68

25. You state "Since March 31, 2013, we have acquired ownership interests in six additional
ASCs and one surgical hospital. In addition, since March 31, 2013, we added 19 ASCs
and one sleep center with 11 locations under management contracts." Demonstrate why
financial statements specified in Rule 3-05 of Regulation S-X and/or pro forma
information specified in Article 11 of Regulation S-X are not required.

Our Consolidated Results, page 81

26. Clarify that the "Other data" cases are during the period ended and facilities are at period
end, if true.

27. Expand the discussion to explain why results of operations and net income attributable to
noncontrolling interests resulted in net income for the periods but the result attributable to
ASC Acquisition is a net loss. Also discuss the trend of increasing net loss from
continuing operations attributable to ASC Acquisition from $(3,770) in 2010 to $(6,701)
in 2011 to $(17,249) in 2012 (in thousands, page F-33).

Quantitative and Qualitative Disclosures about Market Risk, page 94

28. Please provide the definition of a "forward starting interest rate swap" and describe what
you mean when you state that they are "receive floating/pay fixed" instruments.

Critical Accounting Policies, page 95

29. Please revise your critical accounting policies such that there is a more robust discussion
about the material implications of uncertainties associated with the methods,
assumptions, and estimates underlying the company's critical accounting measurements.
Your disclosure of your critical accounting policies vary little, if at all, to that disclosed

in the notes to the financial statements. As noted in Section V of FR-72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Please revise your disclosure to meet the guidance in Release FR-72.

Equity-Based Compensation, page 97

30. Disclose for each grant date during the twelve months prior to the date of the most recent balance sheet the number of options or shares or units granted, the exercise price, and the fair value of the membership unit at the grant date. Disclose how you determined the fair value of a membership unit at each grant date.

31. Please provide disclosures explaining how you determined the valuation of your common stock (membership units) and address the following:

- Disclose if the valuation of the equity instruments was contemporaneous or retrospective.
- Disclose significant factors, assumptions, and the specific methodologies used to determine enterprise fair value at specific dates.
- Disclose the factors contributing to significant change in the fair value of the underlying stock (membership units).
- Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.
- Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented in the registration statement.
- Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Business
Strategic Partnerships with Leading Health Systems, page 102

32. We note that you typically enter into co-development agreements with your health system partners to jointly develop a network of outpatient surgical facilities in a defined geographic area and that through your relationship with one prominent health system partner, you have acquired and developed sixteen facilities since 2007. Please expand your disclosure to identify this prominent health system partner and provide the material terms of your co-development agreement, including the parties' rights and obligations, duration of the agreement, termination provisions and profit sharing or similar material payment provisions. Also, please file the co-development agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please advise us why this partnership is not material to your business. Please provide the same disclosure for all of your material partnerships and file the co-development agreements as exhibits.

Our Competitive Strengths
Leading National Brand and Scaled Franchise, page 106

33. Please quantify how many patients participated in your recent patient surveys, the degree of participation, when the surveys were conducted and how the Net Promoter Score system allowed you to achieve a 95% Net Promoter Score for patient loyalty. Please provide the same discussion regarding your recent physician surveys. In addition, please disclose how often your surveys are conducted as we note that you use physician feedback to drive "continuous" improvement on a local and national basis.

Our Business Strategy
Delivering Outstanding Patient Care and Clinical Outcomes, page 108

34. Please expand your disclosure to describe your Regional Quality Councils and explain who serves as members of these councils. Also, please describe the focused training resources that are available to your physicians, nurses and surgical technicians at your affiliated facilities.

Facilities, page 120

35. Please clarify how many of your leases are set to expire during the next three years.

36. Please file the lease agreements for your corporate headquarters in Illinois and your corporate operational facility in Alabama as exhibits.

Competition, page 121

37. We note that you identify the five largest ASC operators. Please disclose where you rank nationally as an ASC operator.

Legal Proceedings, page 122

38. We note that you are currently the subject of a lawsuit in Illinois state court by a former physician partner alleging that certain provisions in his partnership agreement with you violate the state's anti-kickback law. Please expand your disclosure to include the name of the court where the lawsuit is pending, the date it was instituted and the relief sought by the former physician partner.

Government Regulation
Federal Physician Self-Referral Law, page 127

39. Please expand your disclosure to provide a discussion of the Stark Law exceptions with which you believe your ASC operations comply.

Operational Risks and Insurance, page 133

    40. Please quantify the various amounts of insurance coverage that you discuss in this section.

Employment Agreements, page 143

    41. Please file the employment agreements with your Named Executive Officers as exhibits.

2013 Omnibus Plan, page 145

    42. We note your disclosure that the 2013 Omnibus Plan is filed as an exhibit to the registration statement; however, the document does not appear to be listed as an exhibit in the Exhibit Index. Please file the 2013 Omnibus Plan as an exhibit.

2012 Director Compensation, page 148

    43. Please clarify with which directors you entered into the Restricted Equity Unit Grant Agreements. Also, please file the Restricted Equity Unit Grant Agreements as exhibits.

Stockholders' Agreement, page 150

    44. Please file the Stockholders' Agreement and the registration rights agreement as exhibits. Please note that if these agreements will not be executed prior to effectiveness of the registration statement, we will accept them in unexecuted form.

Shares Eligible for Future Sale
Lock-Up Agreements, page 167

    45. Please file the lock-up agreements as exhibits.

Financial Statements, page F-1

    46. Please update your consolidated financial statements, notes and all disclosures as required by Rule 3-12 of Regulation S-X.

    47. Demonstrate why financial statements for ASC Operators are the only financial statements required by Rule 3-09 of Regulation S-X.

    48. Disclose why you do not present any segment information in accordance with ASC 280.

Notes to Consolidated Financial Statements
Note 2. Transactions, Deconsolidations and Closures, page F-9

49. Regarding your October 2012 investment in a future joint venture, please explain how you are accounting for this investment, the impact on your balance sheet, and how you determined the value of your interest in the two facilities. We note disclosures stating that this transaction cancels itself out in consolidation.

50. Please expand your disclosure for the promissory note payable received in the October 2012 transaction. Please disclose all of the significant terms for the note payable.

Note 3. Summary of Significant Accounting Policies
Principles of Consolidation, page F-11

51. You disclose "To the extent that any noncontrolling investor has rights that inhibit our ability to control the affiliate, including substantive veto rights, we generally will not consolidate the affiliate." Please expand your disclosure to explain any situations whereby a noncontrolling investor has rights that inhibit your ability to control an affiliate and you consolidate the affiliate.

52. Disclosures at page 13 state that you consolidate three entities in which you do not hold an equity ownership interest but rather a promissory note convertible into equity. Disclosures also state that you consolidate these entities based on ASC 810. Please provide us with your analysis supporting your determination to consolidate these entities citing all applicable accounting guidance for your conclusion. In your analysis elaborate on how the promissory note provides the Company with the power to direct the activities that most significantly impact the economic performance of the entities considering the notes have not been converted into equity. Also, elaborate on the terms of the management services agreement.

53. Identify facilities that you consolidate in the table on pages 115 – 120. Also disclose the date of acquisition of each facility and the size/capacity of each facility in the table.

Note 5. Property and Equipment
Obligations Under Lease Guarantees, page F-24

54. Regarding disclosures about your guarantee for certain leases, please revise your disclosures to quantify the amount of your potential guarantee or state, if true, that the amount is not material to your financial statements.

Note 7. Results of Operations of Nonconsolidated Affiliates, page F-26

55. Disclose the difference between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference as required by ASC 323-10-50-3a.3.
56. Disclose here the events that triggered the $9.2 million impairment in 2012. Also expand the disclosure on page 82 to explain what caused the decline in the expected future cash flows. Disclose the amount of impairment for each of the five affiliates and identify the five affiliates.

Note 10. Fair Value of Financial Instruments, page F-34

57. For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, please provide a reconciliation from the opening balances to the closing balances in compliance with ASC 820-10-50-2, *Fair Value Measurement*.

58. You present "investment in and advances to nonconsolidated affiliates measured at fair value on a nonrecurring basis" for December 31, 2012 and 2010. Please provide the same for December 31, 2011 or explain why this disclosure is not of value and not presented.

59. Please explain the relevance of your disclosure of "level 3 property and equipment" using the market approach as of March 31, 2012.

Note 11. Equity-Based Compensation, page F-38

60. You state "Expected volatilities are based on observed historical trends in the industry and other factors." Clarify if you used comparable companies or not. If you used comparable companies provide us the name of each company and the volatility derived for each and how you deemed them to be similar. Revise your disclosure to be more specific as to how you estimated expected volatility. Reference authoritative supporting literature.

ASC Operators, LLC Financial Statements, page F-71 through F-81

61. You state in Note 1 that SCA owns 49% of ASC Operators. The table on page 115 discloses ownership of 25% – 29% of the Sacramento facilities. Please revise the disclosure as necessary to reconcile.

<u>The combined financial statements of Beltway Surgery Centers, LLC; Eagle Highlands Surgery Center, LLC; Senate Street Surgery Center, LLC; Indiana Endoscopy Centers, LLC; Ball Outpatient Surgery Center, LLC; and Riley Outpatient Surgery Center, LLC, page F-92 through F-97</u>

62. Within the "Equity in Net Income of Nonconsolidated Affiliates" Section at page 85 disclosures state that unaudited financial statements for the interim periods ended June 30, 2011 and 2010 are included in this filing. Those financial statements are not in this filing. Please revise your disclosures accordingly. If you do not include the June 30, 2011 and 2010 financial statements in the registration statement tell us why they are not required.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Helena K. Grannis, Esq.
        Cleary Gottlieb Steen & Hamilton LLP
        One Liberty Plaza
        New York, New York 10006